Contact Information Todd S. Hyatt Executive Vice President, Chief Financial Officer IHS Inc. 15 Inverness Way East Englewood, CO 80112 303-397-2616 (direct dial) 303-754-4025 (facsimile)

March 24, 2014
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2013
Filed January 13, 2014
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated March 12, 2014, regarding the filing referenced above. For your convenience, we have repeated each of the Staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 23

1. We note from your risk factor disclosure on page 13 that a substantial portion of your revenue comes from subscriptions and that your operating results depend on your ability to achieve and sustain high renewal rates on your existing subscriptions. To provide investors with a better understanding of your operations and the risks and significance of renewals to your business, please tell us your consideration for providing quantitative and qualitative disclosure regarding the renewal rates of your subscriptions for each period presented in your financial statements. We refer you to Section III.B of SEC Release No. 33-8350.

We believe that the most meaningful quantitative indicator of renewal rate strength in our business is our organic subscription revenue growth rate because the recurring nature of our primary revenue stream is highly dependent on the annual renewal of our offerings with our existing customers. On

Securities and Exchange Commission
March 24, 2014

page 23 of our Form 10-K, we note that "we review year-over-year revenue growth in our segments as a key measure of our success in addressing customer needs in each region of the world in which we operate." Since we began tracking and reporting organic subscription revenue growth in 2007, we have consistently reported positive growth rates. We believe that organic subscription revenue growth is the most relevant measure of a customer base that renews or expands their subscription agreements with us, and therefore, our discussion of subscription revenue in Item 7 is inherently a discussion of our success in renewing customer contracts.

Because we offer a broad array of products and services under a range of terms and conditions to a highly diversified customer base, product level renewal information is not the most meaningful quantitative metric to understand the performance of our business, but we provide qualitative information on renewals in the aggregate that we believe is important foundational information in various parts of our annual report on Form 10-K, as follows:

•	Page 6 - "The result is a primarily subscription-based business highlighted by strong renewal rates and stable customer relationships. Many of our clients have been customers of ours for decades."

•	Page 22 - "We have historically seen high renewal rates."

•	Page 30 - "Subscriptions represent a steady and predictable source of revenue for us, and we continue to see good traction in our pricing practices and stable renewal rates."

We believe that this combination of quantitative disclosure and analysis of organic subscription revenue growth and qualitative renewal rate discussion provides a useful view of renewal trends to the reader. We closely monitor our organic subscription growth rate, and any material changes in that rate would be included in our discussion of known material trends, events, demands, commitments, and uncertainties.

Notes to Consolidated Financial Statements

Note 19. Segment Information, page 75

2. We note you earn revenues from your products in different target industry sectors as noted on page 7 and your references to CARFAX in your Form 10-K and your fourth quarter earnings call on January 7, 2014. Please tell us what consideration you have given to disclosing revenue for each product or service by industry sector based on the guidance in ASC 280-10-50-40. In this regard, clarify whether revenues earned from your products in each of the different target industry sectors are similar.

We have evaluated product revenue based on the characteristics of various product offering categories as follows:

•	Resources (comprised of product offerings for the energy/natural resources and chemicals industries),

•	Industrials (comprised of product offerings for the automotive, aerospace and defense, maritime, and technology industries), and

•	Workflows (comprised of product offerings that are industry agnostic, addressing common customer needs across all of the industry verticals that we serve).

We view this product revenue information as a supplement to our regional segment reporting structure. Each product category represents similar groups of products and services, and subscriptions constitute approximately 75-80% of each category's revenue. We expect to discuss each component of this new product view as part of our upcoming Investor Day on April 8, 2014. We

Securities and Exchange Commission
March 24, 2014

have determined that our Investor Day is the best place to discuss the new product revenue information, as we expect to use that forum to provide additional revenue detail and discussion about each category and our plans for revenue growth in each area. Commencing with our quarterly report on Form 10-Q for the second quarter of 2014, we plan to provide the comparative revenues by product category as part of our segment footnote.

3. We also note in your fourth quarter earnings call that in fiscal 2014 you will begin providing more revenue information to your investors including revenue tied to industry. Please clarify whether you plan to include this information in your periodic filings and if so, when you plan on providing this information. As part of your response, please also tell us the analytics and metrics you plan on providing and provide us with the quantification of revenue by industry for each year presented.

As discussed in our response above, we plan to include this new product revenue view in our periodic filings beginning with our quarterly report on Form 10-Q for the second quarter of 2014. We expect to provide the comparative revenue amounts by product category as part of the segment footnote, and we also anticipate providing additional information about the composition of each product category's revenue growth, if material, as part of Management's Discussion and Analysis of Financial Condition and Results of Operations.

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 303-397-2616.

Sincerely,

/s/ Todd S. Hyatt
Todd S. Hyatt
Executive Vice President, Chief Financial Officer